Exhibit 3

13 May 2016

WPP plc (“WPP”)

Purchase of Own Securities

WPP announces that on 13 May 2016 it purchased 245,365 of its ordinary shares at a price of 1583.0610 pence per ordinary share. All of these shares will be held as treasury shares.

Following the above purchase, WPP holds 36,214,363 ordinary shares as treasury shares. The total number of WPP shares in issue is 1,293,817,579 (excluding shares to be held in treasury).